Exhibit 99.1

Sequans Communications Announces Second Quarter 2014 Financial Results

PARIS--(BUSINESS WIRE)--July 24, 2014--4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights:

Revenue: Revenue of $5.1 million increased 13% compared to the first quarter of 2014, due to higher sales of chipsets and higher other revenue. Revenue increased 116% compared to the second quarter of 2013 due to higher sales of products for the LTE markets.

Gross margin: Gross margin was 41.3% compared to gross margin of 39.5% in the first quarter of 2014, and 41.1% in the second quarter of 2013, due to a more favorable revenue mix including more other revenue.

Operating loss: Operating loss was $8.7 million compared to an operating loss of $8.3 million in the first quarter of 2014 and an operating loss of $9.2 million in the second quarter of 2013, due to higher operating expenses primarily related to product development costs.

Net loss: Net loss was $8.7 million, or ($0.15) per diluted share/ADS, compared to a net loss of $8.3 million, or ($0.14) per diluted share/ADS in the first quarter of 2014 and a net loss of $9.1 million, or ($0.20) per diluted share/ADS in the second quarter of 2013.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $8.4 million, or ($0.14) per diluted share/ADS, compared to a non-IFRS net loss of $7.9 million, or ($0.13) per diluted share/ADS in the first quarter of 2014, and a non-IFRS net loss of $8.6 million, or ($0.19) per diluted share/ADS, in the second quarter of 2013.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2014	%*	Q1 2014	%*	Q2 2013	%*
Revenue	$5.1		$4.5		$2.3
Gross profit	2.1	41.3%	1.8	39.5%	1.0	41.1%
Operating loss	(8.7)	(171.2%)	(8.3)	(183.6%)	(9.2)	(392.7%)
Net loss	(8.7)	(171.4%)	(8.3)	(183.3%)	(9.1)	(387.3%)
Diluted EPS	($0.15)		($0.14)		($0.20)
Weighted average number of diluted shares/ADS	59,144,398		59,136,031		44,683,839
Cash flow used in operations	(3.3)		(8.4)		(8.1)
Cash, cash equivalents and short-term investments at quarter-end	22.1		27.9		24.9

Additional information:
Stock-based compensation included in operating result
	0.3		0.4		0.5
Non-IFRS diluted EPS (excludes stock-based compensation)	($0.14)		($0.13)		($0.19)

* Percentage of revenue

“We have begun shipping for the build of a mobile computing design win targeting a Q4 launch in the U.S. and our home/portable router business is providing a growing base of revenues,” said Georges Karam, Sequans CEO. “During Q2, we added several new design wins for routers and M2M applications, and we are in advanced discussions on a number of others, including several mobile computing opportunities. The new Colibri platform introduced in June has been gaining a lot of traction, especially among module manufacturers. Looking ahead, we see a growing pipeline of follow-on design wins and new carrier opportunities in the U.S., APAC, and the rest of the world,” concluded Dr. Karam.

Third Quarter 2014 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2014 to be in the range of $6.5 to $7.5 million, with non-IFRS gross margin of above 35%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.12) and ($0.14) for the third quarter of 2014, based on approximately 59.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2014 today, July 24, 2014, at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 877-260-8898 (or +1 612-332-0802 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until August 24, 2014, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 330549.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30,	March 31,	June 30,
	2014	2014	2013

Revenue :
Product revenue	4,404	4,100	1,799
Other revenue	664	404	548
Total revenue	5,068	4,504	2,347
Cost of revenue
Cost of product revenue	2,932	2,643	1,332
Cost of other revenue	44	82	51
Total cost of revenue	2,976	2,725	1,383
Gross profit	2,092	1,779	964
Operating expenses :
Research and development	7,518	6,918	7,248
Sales and marketing	1,454	1,179	1,135
General and administrative	1,796	1,953	1,798

Total operating expenses	10,768	10,050	10,181
Operating loss	(8,676)	(8,271)	(9,217)
Financial income (expense):
Interest income (expense), net	(1)	11	10
Foreign exchange gain	30	44	167
Loss before income taxes	(8,647)	(8,216)	(9,040)
Income tax expense	41	42	51
Loss	(8,688)	(8,258)	(9,091)
Attributable to :
Shareholders of the parent	(8,688)	(8,258)	(9,091)
Minority interests	-	-	-
Basic loss per share	($0.15)	($0.14)	($0.20)
Diluted loss per share	($0.15)	($0.14)	($0.20)
Weighted average number of shares used for computing:
— Basic	59,144,398	59,136,031	44,683,839
— Diluted	59,144,398	59,136,031	44,683,839

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2014	2013

Revenue :
Product revenue	8,504	2,895
Other revenue	1,068	1,754
Total revenue	9,572	4,649
Cost of revenue
Cost of product revenue	5,575	2,594
Cost of other revenue	126	371
Total cost of revenue	5,701	2,965
Gross profit	3,871	1,684
Operating expenses :
Research and development	14,436	13,762
Sales and marketing	2,633	2,274
General and administrative	3,749	4,119

Total operating expenses	20,818	20,155
Operating loss	(16,947)	(18,471)
Financial income (expense):
Interest income, net	10	29
Foreign exchange gain	74	35
Loss before income taxes	(16,863)	(18,407)
Income tax expense (benefit)	83	88
Loss	(16,946)	(18,495)
Attributable to :
Shareholders of the parent	(16,946)	(18,495)
Minority interests	-	-
Basic loss per share	($0.29)	($0.44)
Diluted loss per share	($0.29)	($0.44)
Weighted average number of shares used for computing:
— Basic	59,138,642	41,810,911
— Diluted	59,138,642	41,810,911

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At December 31,
(in thousands of US$)	2014	2013

ASSETS
Non-current assets
Property, plant and equipment	8,734	6,622
Intangible assets	3,859	4,679
Deposits and other receivables	349	471
Available for sale assets	269	1,098
Total non-current assets	13,211	12,870
Current assets
Inventories	5,947	6,582
Trade receivables	6,425	5,486
Prepaid expenses and other receivables	2,655	2,832
Recoverable value added tax	734	508
Research tax credit receivable	5,618	8,006
Cash and cash equivalents	22,114	37,244
Total current assets	43,493	60,658
Total assets	56,704	73,528

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,144,741 shares authorized, issued and outstanding at June 30, 2014 ( 59,129,639 at December 31, 2013)	1,568	1,567
Share premium	165,510	165,785
Other capital reserves	15,447	14,721
Accumulated deficit	(140,185)	(123,239)
Other components of equity	114	95
Total equity	42,454	58,929
Non-current liabilities
Government grant advances and interest-free loans	478	604
Finance lease obligations	104	240
Provisions	608	460
Deferred tax liabilities	38	37
Total non-current liabilities	1,228	1,341
Current liabilities
Trade payables	7,774	7,252
Government grant advances and interest-free loans	372	435
Finance lease obligations	264	261
Other current liabilities	4,178	4,384
Deferred revenue	388	343
Provisions	46	583
Total current liabilities	13,022	13,258
Total equity and liabilities	56,704	73,528

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(in thousands of US$)	2014	2013

Operating activities
Loss before income taxes	(16,863)	(18,407)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	1,742	2,055
Amortization and impairment of intangible assets	916	954
Share-based payment expense	726	1,050
Increase (decrease) in provisions	(389)	(71)
Financial income	(10)	(29)
Foreign exchange loss (gain)	(20)	60
Loss (Gain) on disposal of property, plant and equipment	27	-
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(1,312)	1,059
Decrease (Increase) in inventories	635	(455)
Decrease (Increase) in research tax credit receivable	2,388	(1,577)
Increase (Decrease) in trade payables and other liabilities	418	900
Increase (Decrease) in deferred revenue	45	281
Increase (Decrease) in government grant advances	135	(180)
Income tax paid	(165)	(210)
Net cash flow used in operating activities	(11,727)	(14,570)

Investing activities
Purchase of intangible assets and property, plant and equipment	(3,962)	(2,623)
Sale (purchase) of financial assets	951	(103)
Interest received	79	82
Net cash flow used in investments activities	(2,932)	(2,644)

Financing activities
Initial Public Offer, net of costs	(298)	13,548
Proceeds from issue of warrants and exercise of stock options/warrants	22	-
Repayment of borrowings and finance lease liabilities	(128)	(122)
Interest paid	(69)	(54)
Net cash flows from (used in) financing activities	(473)	13,372

Net increase (decrease) in cash and cash equivalents	(15,132)	(3,842)
Net foreign exchange difference	2	(3)
Cash and cash equivalent at January 1	37,244	28,751
Cash and cash equivalents at end of the period	22,114	24,906

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30,	March 31,	June 30,
	2014	2014	2013
Net IFRS loss as reported	(8,688)	(8,258)	(9,091)
Add back
Stock-based compensation expense according to IFRS 2	331	395	488
Non-IFRS loss adjusted	(8,357)	(7,863)	(8,603)

IFRS basic loss per share as reported	($0.15)	($0.14)	($0.20)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.01
Non-IFRS basic loss per share	($0.14)	($0.13)	($0.19)
IFRS diluted loss per share	($0.15)	($0.14)	($0.20)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.01
Non-IFRS diluted loss per share	($0.14)	($0.13)	($0.19)

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30,	June 30,
	2014	2013
Net IFRS loss as reported	(16,946)	(18,495)
Add back
Stock-based compensation expense according to IFRS 2	727	1,050
Non-IFRS loss adjusted	(16,219)	(17,445)

IFRS basic loss per share as reported	($0.29)	($0.44)
Add back
Stock-based compensation expense according to IFRS 2	$0.02	$0.02
Non-IFRS basic loss per share	($0.27)	($0.42)
IFRS diluted loss per share	($0.29)	($0.44)
Add back
Stock-based compensation expense according to IFRS 2	$0.02	$0.02
Non-IFRS diluted loss per share	($0.27)	($0.42)

CONTACT:
Sequans Communications S.A.
Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com